SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL to Acquire Brazilian Airline MAP Transportes Aéreos

São Paulo, June 8, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today announces it has entered into an agreement to acquire MAP Transportes Aéreos Ltda. (“Transaction” and “MAP”, respectively), a Brazilian domestic airline with flight routes to regional destinations and São Paulo’s Congonhas Airport. The acquisition reflects the Company’s on-going commitment to expanding the demand for passenger air transportation in Brazil and what its Management perceives to be an unparalleled market opportunity for rational consolidation in the Brazilian aviation market, as the country’s economy recovers from Covid-19.

“Over the past year, we have consistently emphasized that GOL is well-positioned for growth in the post-pandemic cycle, due to prudent financial management and proven efficient operating model, that differentiates us in the market,” said Paulo Kakinoff, CEO. “This add-on acquisition is a significant step in our strategy of expanding network and capacity, as we look to revitalize air travel demand among leisure and business passengers. Thus, the Company is investing even more in the regional air transportation market with an emphasis on Brazil’s Amazon region, supporting local economic growth and strengthening our operations at Congonhas Airport.”

Founded in 2011, MAP is the fifth-largest Brazilian domestic airline, with a fleet of seven 70-seat ATRs that operate on routes in the Amazon region from the Manaus Airport and Brazil’s South and Southeast regions from Congonhas, the country’s largest domestic airport. The realization of this Transaction will reinforce GOL’s leading positioning in two of of its main bases, with growth of approximately 10% at CGH via the addition of 26 daily flights. Thus, the Company will be able to serve new destinations connecting South America’s largest city to historically underserved domestic markets, as the restrictions resulting from the pandemic are reduced or eliminated.

GOL maintains its single-fleet fleet strategy to service these new routes in a cost-efficient and sustainable way. The Company also has the additional flexibility to evaluate new aircraft types or partnerships that can service these regional markets more cost efficiently, with no future obligation as it relates to MAP’s current fleet.

Kakinoff added: “We believe the acquisition of MAP is the only viable opportunity for rational consolidation in the Brazilian aviation market at present. Going forward, we will continue to focus on our organic growth strategy, stimulating demand to expand our network.”

GOL sees three core benefits of the Transaction:

1.	Expansion of New Routes. The Company intends to offer new destinations and routes, complementary to its current network at Congonhas Airport, that will provide a wider range of flight options for passengers and greater convenience for Clients.

“We believe the GOL network is the most attractive option in Brazil for both business and leisure Clients in terms of the cost, service and availability of flights,” said Edu Bernardes, Vice-president of Sales and Marketing.

2.	Offering Higher Seat Density to Historically Underserved Markets. In addition to expanding to new routes, the Company will provide a substantially higher number of seats per flight than currently available by MAP to these markets. The ATRs will be substituted for larger and more efficient aircraft, giving continuity to GOL’s regional strategy, that today operates on 23 Boeing 737-700s – a model that can be substituted with even more efficient aircraft in the future.

“By servicing these routes with more modern and larger aircraft, the Company will increase the number of flights and seats from one of the main markets in the country,” said Celso Ferrer, Vice-president of Operations.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL to Acquire Brazilian Airline MAP Transportes Aéreos

3.	Enhancing Cost-Efficient Operations. With unit costs among the lowest in the world, GOL will offer greater efficiency in Congonhas with these new operations. These lower costs enable the Company to offer more competitive ticket prices than any competitor in Brazil to markets typically serviced by competitors with smaller and less efficient aircraft, providing benefits of scale from GOL’s operations.

“The Transaction is another example that the Company is ready to resume its sustainable growth and investment in Brazilian air transportation, supported by substantially lower operating costs than the competition,” added Richard Lark, CFO.

Transaction Terms and Conditions. MAP will be acquired for R$28 million in cash and stock, to be paid upon satisfaction of all closing conditions, comprised of 100,000 GOLL4 shares at R$28 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million of MAP’s financial obligations. The Transaction closing is subject to certain conditions precedent, including approvals and confirmations by Brazil’s National Civil Aviation Agency (ANAC) and by Brazil’s Administrative Council for Economic Defense (CADE).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer